GENCO INITIATES DIAMOND DRILL PROGRAM AT MINA DE AGUA

June 23, 2006 – Vancouver, B.C., Canada – Mr. Greg Liller, President of Genco Resources Ltd. [TSX Venture Exchange: GGC], announces the commencement of diamond drilling on the Santa Ana Vein located within the Mina de Agua Area of the Temascaltepec Mining District.

Mina de Agua is located approximately five kilometres from the Genco’s La Guitarra Mill and La Guitarra and San Rafael Mines.  The drill program follows extensive surface and underground sampling and mapping programs on the Santa Ana Vein.  Drilling will test priority targets identified through previous work and will provide information for additional planned exploration drilling and potential test mining of the Santa Ana Vein.

Mina de Agua area hosts three principal mineralized veins; Esperanza, San Bernabe and Santa Ana as well as several other mineralized veins.  Reports from the eighteenth century indicate the Mina de Agua area once produced bonanza grades of silver and gold yet all veins remain undrilled and largely unexplored.

The drill program will consist of a minimum one thousand meters and seven or eight drill holes. Drilling has been contracted to Cordia Drilling of Mexico. A Longyear 38 utilizing NQ sized core will be used for the work.  Drilling will be conducted under the supervision of Mr. James McDonald P. Geo. (a qualified person for the purposes of NI 43-101 Standards of Disclosure of Mineral Projects).  Any samples taken will be sawn in half.  One-half will be prepped in the lab at La Guitarra and shipped to an accredited third party lab for analysis by ICP with AA finish for gold and silver.  Over limit samples will be re-analyzed using a gravimetric fire assay fro gold and either a fire assay with gravimetric finish or an acid digestion with an AA finish for silver.  The remaining half of the core sample will be retained for future reference.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

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